EXHIBIT 77D
for Strategist Income Fund, Inc.


At the Board of Directors meetings held on November 23, 1998, the following investment policies were eliminated:

    The Portfolio will not pledge or mortgage its assets beyond 15% of total assets.

    The Portfolio will not invest more than 5% of its total assets in securities of companies, including any predecessors, that have a record of less than three years continuous operations.

    The Portfolio will not invest more than 5% of its net assets in warrants.

    The Portfolio will not invest in exploration or development programs such as oil, gas or mineral leases.

    For Strategist High Yield Fund: The Portfolio will not purchase securities of an issuer if the board members and officers of the Fund, the Portfolio and of the Advisor hold more than a certain percentage of the issuer's outstanding securities. If the holdings of all board members and officers of the Fund, the Portfolio and of the Advisor who own more than 0.5% of an issuer's securities are added together, and if in total they own more than 5%, the Portfolio will not purchase securities of that issuer.